SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2005

Commission File Number: 2-58155

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F :

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 :

Yes  ☐     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Notice on revised financial forecasts for the six months ended September 30, 2005 (non-consolidated) (Thursday, October 20, 2005)

October 20, 2005

To whom it may concern

Kubota Corporation

2-47, Shikitsu-higashi 1-chome,

Naniwa-ku, Osaka 556-8601, Japan

Contact: IR Group

Finance & Accounting Department

Phone: +81-6-6648-2645

Notice on revised financial forecasts for the six months ended September 30, 2005 (non-consolidated)

Please be advised that Kubota Corporation (hereinafter “the Company”) has revised the non-consolidated (parent company only) financial forecasts for the six months ended September 30, 2005. Details are as follows:

1. Revised consolidated financial forecasts for the six months ended September 30, 2005

(April 1, 2005—September 30, 2005)	(¥million)

	Net Sales	Ordinary Income	Net Income
Original Forecasts	293,000	23,000	14,500
Revised Forecasts	313,500	31,500	21,000
Change	20,500	8,500	6,500
(%)	7%	37%	45%
Prior Corresponding Period (Six months ended September 30, 2004)	284,033	24,614	20,279

2. Reasons for revision

Net sales are expected to increase by ¥20.5 billion because the exports of tractors and construction machinery to North America and Europe were much more than expected and domestic sales in all of three business segments were favorable compared with the original forecast. Ordinary income is forecast to increase by ¥8.5 billion resulted from the increased sales, the reduction of costs, and the depreciation of the yen. (An actual exchange rate for the six months ended September 30, 2006 was ¥109=US$1, while an initial assumption was ¥105=US$1.) Net income is expected to increase by ¥6.5 billion as a result of the increase of ordinary income and ¥2.7 billion of extraordinary gain on sale of unused land.

3. Other revisions

The consolidated financial forecast for the six months ended September 30, 2005, non-consolidated financial forecast and consolidated financial forecast for the year ending March 31, 2006 are not revised because significant changes(*) from the original forecasts are not expected. The non-consolidated and consolidated financial forecasts for the year ending March 31, 2006 are being under review and new forecasts will be released on November 4, 2005.

(*)	Significant changes mean more than 10% changes in net sales or more than 30% changes in net income compared with the latest forecasts.

<Reference : forecasts on May 13, 2005>

(April 1, 2005—September 30, 2005) (Consolidation)	(¥million)

	Net Sales	Income before Income Taxes, Minority Interest in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies	Net Income
Forecasts	485,000	53,000	30,000
Prior Corresponding Period (Six months ended September 30, 2004)	445,774	57,142	54,760

(April 1, 2005—March 31, 2006) (Non-consolidation)	(¥million)

	Net Sales	Ordinary Income	Net Income
Forecasts	659,000	58,500	35,000
Prior Corresponding Year (Year ended March 31, 2005)	675,431	64,733	43,186

(April 1, 2005—March 31, 2006) (Consolidation)	(¥million)

	Net Sales	Income before Income Taxes, Minority Interest in Earnings of Subsidiaries, and Equity in Net Income of Affiliated Companies	Net Income
Forecasts	996,000	102,000	58,000
Prior Corresponding Year (Year ended March 31, 2005)	983,226	161,561	117,901

End of document

< Cautionary Statements with Respect to Forward-Looking Statements >

This document may contain forward-looking statements that are based on management’s expectations, estimates, projections and assumptions. These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict. Therefore, actual future results may differ materially from what is forecast in forward-looking statements due to a variety of factors, including, without limitation: general economic conditions in the Company's markets, particularly government agricultural policies, levels of capital expenditures, both in public and private sectors, foreign currency exchange rates, continued competitive pricing pressures in the marketplace, as well as the Company's ability to continue to gain acceptance of its products.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: November 1, 2005	By:	/s/ SHIGERU KIMURA
	Name:	Shigeru Kimura
	Title:	General Manager
Finance & Accounting Department